UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

82-0669961

(I.R.S. Employer Identification Number)

5910 Pacific Center Blvd, Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352-0622

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this Semiannual Report) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2020 contained in our Annual Report on Form 1-K filed with the Securities and Exchange Commission (the SEC) on April 30, 2021.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

We are a clinical stage pharmaceutical company focused on developing drug product candidates currently containing novel, patented molecules chemically designed to treat various diseases with unmet medical needs, including neurodegenerative, autoimmune and other diseases. We are currently developing two initial therapeutic product candidates, EHP-101 and EHP-102, that target four initial indications, multiple sclerosis (MS) and systemic sclerosis (SSc, a severe form of scleroderma) with EHP-101, and Parkinson’s disease (PD) and Huntington’s disease (HD) with EHP-102. We believe treatments for these indications represent markets with underserved patient populations.

Our platform technology currently consists of a library of 25 novel, patented new chemical entities (NCE)s with a novel mechanism of action (MOA) which makes them capable of affecting specific receptors and pathways in the body which are targets for various disease which currently have unmet medical needs. The resulting molecules are NCEs currently covered by 25 issued international patents. In addition, we have 19 international pending patent applications. We believe our unique technology platform represents an advancement to existing therapies because our NCEs are chemically designed to act on key biological receptors and pathways in the body to specifically treat the diseases we are targeting.

Our current product pipeline includes two initial product candidates, EHP-101 and EHP-102, containing NCEs from our library of molecules. EHP-101, our lead product candidate, is being developed as an oral formulation of one of the molecules in our portfolio, known as VCE-004.8, and is currently in Phase 2 clinical (human) trials.  EHP-102 is being developed as an oral formulation of another one of the molecules in our portfolio, known as VCE-003.2, and is currently in preclinical (non-human) development. We are currently targeting four distinct diseases, two for each of these initial product candidates. With EHP-101, we are initially targeting MS and SSc, and with EHP-102, we are initially focusing on PD and HD. Other applications and different formulations are also being investigated with our two current product candidates, and research is ongoing with other molecules within our NCE portfolio, as well as continued discovery of additional unique molecules to add to our portfolio.

In September 2019, we successfully completed a Phase 1 human clinical study in Australia to establish EHP-101’s safety, tolerability and pharmacokinetics in healthy volunteers. During 2020, we initiated a Phase 2a safety and efficacy clinical trial with EHP-101 in SSc patients and in 2021 we commenced the initiation of activities for a Phase 2 clinical trial with EHP-101 in MS patients. If such clinical trials are successful, we plan to advance the product candidates into additional clinical trials.

We have completed preclinical proof of concept work for EHP-102. We are now in the manufacturing and formulation development stage and have initiated the nonclinical studies for HD and PD required to allow for advancement to human clinical trials.

We have been granted Orphan Drug Designation from the Food and Drug Administration (FDA) in the United States and from the European Medicines Agency (EMA) in the European Union for EHP-101 for the SSc indication and for EHP-102 for the HD indication. We have also received Fast Track designation by the FDA for EHP-101 for the SSc indication.

Our molecules are synthetically manufactured NCEs designed to affect specific biological receptors and pathways in the body related to various diseases. These NCEs, two of which are used as the active pharmaceutical ingredients (API) in our product candidates, are designed based on the molecular structure of cannabidiol (CBD) and cannabigerol (CBG), two non-psychoactive cannabinoids. While CBD and CBG may be classified by the United States Drug Enforcement Administration (DEA) as controlled substances in the United States depending on their origin and purity, in March 2019 we received a decision from the DEA that the API (VCE-004.8) in our lead product candidate, EHP-101, is not a controlled substance. We have also received the same decision from the United Kingdom (UK) Home Office and Canada’s Controlled Substances Directorate. We plan to seek the same determination for the API (VCE-003.2) in our second product candidate, EHP-102, once it gets closer to clinical development.

As of June 30, 2021, our significant stockholder, Emerald Health Sciences Inc. (EHS), owned approximately 48% of the outstanding shares of our common stock, par value $0.0001 per share. Accordingly, EHS has significant influence over us and any action requiring the approval of the holders of our common stock, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common stock and approval of significant corporate transactions.

Results of Operations for the Six Months Ended June 30, 2021 and June 30, 2020

Revenues

We are a pre-revenue clinical stage pharmaceutical company focused on the development of product candidates to treat diseases with unmet medical needs. We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in March 2017.

Research and Development Expenses

Research and development (R&D) expenses consist primarily of expenses associated with preclinical development and clinical trials, payments to third-party contract research organizations (CRO)s, contract manufacturing organizations (CMO)s, contractor laboratories and independent contractors, and R&D personnel related expenses, such as salaries, benefits, and other related expenses, including stock-based compensation. To date, our R&D expenses have related primarily to the development of, and clinical trials for, our lead product candidate, EHP-101, as well as to the preclinical development of our second product candidate, EHP-102.

Our R&D expenses were approximately $5.2 million for the six months ended June 30, 2021, compared to approximately $3.3 million for the six months ended June 30, 2020. This increase was primarily related to an increase in clinical expenses and related contract manufacturing costs of approximately $1.2 million, driven by the advancement of our Phase 2 clinical trials for our lead product candidate EHP-101. R&D expenses related to our Phase 2 clinical trials for EHP-101 were approximately $1.4 million during the six months ended June 30, 2021. In addition, stock-based compensation expense and R&D personnel related expenses increased by approximately $0.7 million compared to the prior period in 2020.

We expect overall research and development expenses to increase in 2021 as compared to 2020 as we advance our Phase 2 clinical trials for EHP-101 and continue our preclinical development work for EHP-102. These expenditures are subject to numerous uncertainties regarding timing and cost to completion. Completion of our clinical trials and preclinical development may take several years or more and the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

General and Administrative Expenses

General and administrative (G&A) expenses consist primarily of legal and patent fees, professional service fees, facility and office expenses, and non-R&D personnel-related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation.

Our G&A expenses were approximately $2.8 million for the six months ended June 30, 2021, compared to approximately $1.8 million for six months ended June 30, 2020. This increase was primarily related to an increase in non-R&D related stock-based compensation expense and G&A personnel related expenses of approximately $0.6 million compared to the prior period, and an increase in general corporate expenses of approximately $0.4 million compared to the prior period.

Other (Income)/Expense

Other (income)/expense consists primarily of interest expense, sublease income, and foreign currency gains and losses. In addition, during the six months ended June 30, 2021, we recognized a gain on extinguishment of debt of approximately $0.3 million, related to the forgiveness of our PPP Loan (as defined below) and associated accrued interest payable, which is included in other income.

From inception through March 2019, we received advances from EHS, our significant (former majority) stockholder, to fund our operations, under a revolving loan agreement (the Related Party Loan). During the six months ended June 30, 2021, we recognized approximately $0.1 million in interest expense on the Related Party Loan, compared to approximately $0.3 million in interest expense for the six months ended June 30, 2020. The Related Party Loan has been settled in full and the revolving loan agreement was terminated effective June 1, 2021 pursuant to a Loan Termination Agreement between us and EHS.

During the six months ended June 30, 2021, we recognized approximately $0.1 million in sublease income related to the sublease of our existing non-cancelable building lease.

During the six months ended June 30, 2021 we recognized a foreign currency gain of $12,480 compared to a foreign currency loss of $20,729 for the six months ended June 30, 2020. Foreign currency gains and losses are due primarily to the timing of fluctuations in the exchange rates between the U.S. Dollar and other foreign currencies, related to contracts and other transactions which are denominated in currencies other than the U.S. Dollar.

Net Loss

Our net loss was approximately $7.6 million for the six months ended June 30, 2021, compared to approximately $5.4 million for the six months ended June 30, 2020.

Liquidity and Capital Resources

Since our inception in 2017, we have devoted most of our cash resources to research and development and general and administrative activities. We have financed our operations to date primarily with the use of the proceeds from the Related Party Loan and with capital raised from a Tier 2 offering (the Regulation A Offering) pursuant to Regulation A (Regulation A+) promulgated under the Securities Act of 1933, as amended (the Securities Act).

The Regulation A Offering was qualified by the SEC in March 2018. We initially offered a maximum of 10,000,000 shares of common stock on a “best efforts” basis, at a price of $5.00 per share. In July 2019, we amended the terms of the Offering and began offering the remaining 6,216,803 shares of common stock at a price of $6.00 per share. A subsequent post-qualification offering circular amendment was qualified by the SEC in November 2020, pursuant to which we were qualified to offer an additional 2,850,000 shares of common stock at a price of $6.00 per share. We closed and terminated the Regulation A Offering effective March 28, 2021. In total, from the commencement of the sale of shares pursuant to the Regulation A Offering in March 2019 through the closing and termination of the Regulation A Offering on March 28, 2021, we sold an aggregate of 10,422,776 shares of common stock pursuant to the Regulation A Offering for gross proceeds of approximately $60 million.

During the year ended December 31, 2019, we sold 65,700 shares of common stock for gross proceeds of $328,500 in an exempt offshore offering under Regulation S promulgated under the Securities Act.

During the six months ended June 30, 2021, we sold 37,500 shares of common stock for gross proceeds of $300,000 pursuant to a private placement offering under Regulation D promulgated under the Securities Act.

To date, we have not generated any revenue from the sale of products, and we do not anticipate generating any revenue from the sale of products for the foreseeable future. We have incurred losses and generated negative cash flows from operations since inception. During the period from March 2, 2017 (inception) through June 30, 2021, we have incurred cumulative net losses of approximately $47.8 million. Our future expenditures and capital requirements will depend on numerous factors, including, among others, the progress of our research and development efforts.

As of June 30, 2021, we had cash and cash equivalents of approximately $21.1 million and working capital of approximately $20.1 million. We believe that we have sufficient capital to finance our operations at least through September of 2022, however, if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that after such period, we will be required to raise additional funds to fund our operations and to further advance clinical development of and to commercially develop our product candidates. There is no assurance that such financing will be available when needed, or that ultimately, we will achieve profitable operations and positive cash flow.

Credit Facilities

In September 2017, we entered into the Related Party Loan with EHS, which was amended in January 2018 and November 2019. Borrowings under the Related Party Loan were drawn down from time to time, and repaid by us in cash, or at the option of EHS, converted into shares of our common stock at a conversion price of $2.00 per share. In November 2019, the Related Party Loan was amended to reduce the interest rate from 12% to 10%, compounded semiannually. The Related Party Loan was payable upon demand and had no expiration date. During the six months ended June 30, 2021, the outstanding balance under the Related Party Loan was settled in full, and the Related Party Loan was terminated effective June 1, 2021 pursuant to a Loan Termination Agreement between us and EHS. In total, EHS advanced approximately $11.3 million to us under the Related Party Loan. Approximately $3.1 million of the total amount advanced by EHS was repaid by us in cash, approximately $5.2 million was offset through cashless discharges against the Related Party Note Receivable (as defined below) and related party receivables, and $3.0 million was converted into 1.5 million shares of our common stock at a conversion price of $2.00 per share. A total of approximately $2.2 million of interest expense was incurred (excluding a non-cash charge of approximately $1.4 million recorded during the year ended December 31, 2019 related to accretion of the conversion feature) under the Related Party Loan, of which approximately $2.0 million was paid to EHS in cash and approximately $0.2 million was offset through a cashless discharge against the Related Party Note Receivable. We do not have any remaining obligations to EHS under the Related Party Loan as of June 30, 2021.

In May 2019, our Board of Directors authorized a funding arrangement with EHS (the Related Party Note Receivable), pursuant to which we advanced funds to EHS in the form of interest bearing (12%) short term notes under a Promissory Note between EHS and us (the Promissory Note). Advances under the Promissory Note were originally due for repayment with accrued and unpaid interest three months from the date of the advance. The terms of the Related Party Note Receivable were amended in August 2019 and September 2019 to extend the repayment dates. A total of $5.0 million was advanced as principal and approximately $0.2 million accrued as interest receivable under the Related Party Note Receivable. During 2019, the Related Party Note Receivable was settled through cashless discharges against our unpaid principal and accrued interest payable balances, respectively, under the then existing Related Party Loan with EHS.

On January 23, 2020, our Australian subsidiary, EHP Australia, entered into a loan agreement with Rocking Horse Nominees Pty Ltd (Rocking Horse), whereby Rocking Horse advanced $AU1.2 million (approximately $0.8 million based upon the exchange rate on the date of the transaction) to EHP Australia. The loan was secured by the tax incentive refund anticipated to be received during 2020 for eligible spending incurred under the Australian research and development tax incentive program during 2019. The loan had an upfront establishment fee of 1.2% and bore interest at 1.25% per month compounded daily. The entire principal balance of the loan and accrued interest of approximately $42,000 were repaid to Rocking Horse in May 2020.

On April 22, 2020, we received loan proceeds of $292,152 (the PPP Loan) from Silicon Valley Bank pursuant to the Paycheck Protection Program (PPP) established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The PPP Loan, which is evidenced by a Note dated April 21, 2020, bore interest at a rate of 1% per annum, and was expected to mature on April 21, 2022. On February 18, 2021, the entire principal balance and accrued interest payable under the PPP Loan were forgiven by the lender.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are required to make future payments to Emerald Health Biotechnology España S.L.U. (EHBE), formerly VivaCell Biotechnology España S.L. (VivaCell) based on the achievement of milestones set forth in the Intellectual Property Transfer Agreement (the IPTA) between us and VivaCell. These payments are based on the achievement of development or regulatory milestones, including commencement of various phases of clinical trials, filing of product license applications and approval of product licenses from the FDA or an equivalent foreign regulatory agency. The aggregate amount of additional milestone payments that we could be required to pay under our agreement with EHBE is 2.7 million Euros, or approximately $3.2 million per product, based upon the exchange rate as of June 30, 2021. These amounts assume that all remaining milestones associated with the milestone payments are met. In the event that product license approval for any of the related products is obtained, we are required to make royalty payments to EHBE of 2.5% of net revenues from commercial sales of the related products.

Since inception of the IPTA, we have paid approximately $460,000 to EHBE for milestone events achieved related to the completion of our first Phase 1 clinical study in 2019. Because future milestones are contingent, we are not in a position to reasonably estimate how much, if any, additional milestone payments will ultimately be paid, or when. Many of the remaining milestone events are related to progress in clinical trials which will take several years to achieve. See Note 7: Intellectual Property Transfer Agreements to our unaudited condensed consolidated financial statement for the six months ended June 30, 2020 and 2021 under Item 3: Financial Statements of this Semiannual Report.

On May 1, 2018, we entered into a two-year non-cancelable building lease for our corporate headquarters in San Diego, California. Effective August 15, 2019, the lease was amended to include additional space at the existing premises and to extend the term of the original lease through August 31, 2022. Under the lease, we currently pay a base rent of $21,238 per month through August 31, 2021, after which time the base rent will increase to $21,852 per month for the remaining lease term. As of June 30, 2021, our future remaining obligations under this operating lease are $129,885 in 2021, and $174,818 in 2022.

In July 2020, we entered into an agreement to sublease a portion of our existing non-cancelable building lease to a third-party tenant, effective August 1, 2020, and continuing through August 31, 2022. We paid commissions of $7,000 related to the execution of the sublease and were expected to incur future losses of approximately $55,000 in conjunction with the sublease. EHS agreed to reimburse us for the commission fee and future expected losses, which were offset against the Related Party Loan during the year ended December 31, 2020.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are currently in the research, product development and clinical trial stage, no products are in commercial production or use and we do not currently generate revenue. Our financial success will be dependent upon our ability to continue development of our product candidates through preclinical and clinical stages to commercialization, which ability is, in turn, dependent on our liquidity and capital resources that will be available to fund such development and continuous research. Our liquidity and capital resources may vary substantially from period to period depending on a number of factors, including without limitation, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for clinical trials, manufacturing, toxicology and pharmacology studies and the availability of funding from investors, affiliates, and other lenders.

Further, unpredictable events, such as the COVID-19 outbreak, and associated business disruptions, including delayed clinical trials and laboratory resources, could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital.  Our operations could be subject to unpredictable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition, delay our product development and regulatory approvals of clinical trials, and increase our costs and expenses. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Item 2. Other Information

None.

Item 3. Financial Statements

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$20,961,625	$17,036,840
Restricted cash	98,715	2,752,890
Incentive and other tax receivables	691,577	513,953
Other current assets	1,142,101	694,445
Total current assets	22,894,018	20,998,128
Property and equipment, net	25,565	35,068
Other noncurrent assets	57,591	59,136
Total assets	$22,977,174	$21,092,332

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$589,771	$428,304
Accrued expenses	2,151,820	2,343,139
Deposits held in escrow	98,715	2,752,890
Accrued interest payable	-	97,531
Related party loan	-	2,819,771
Total current liabilities	2,840,306	8,441,635
Loans payable	-	292,152
Total liabilities	2,840,306	8,733,787

Commitments and contingencies (Note 6)

Stockholders’ equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 22,134,281 shares issued and 22,059,281 shares outstanding at June 30, 2021; 19,585,029 shares issued and 19,510,029 shares outstanding at December 31, 2020	2,213	1,959
Additional paid-in-capital	68,143,793	52,648,471
Accumulated other comprehensive loss	(255,603)	(183,169)
Accumulated deficit	(47,753,527)	(40,108,708)
Treasury stock, at cost (common stock: 75,000 at June 30, 2021 and December 31, 2020)	(8)	(8)

Total stockholders’ equity	20,136,868	12,358,545
Total liabilities and stockholders’ equity	$22,977,174	$21,092,332

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Revenue	$-	$-

Operating expenses:
Research and development	5,163,267	3,315,691
General and administrative	2,789,701	1,775,129
Total operating expenses	7,952,968	5,090,820

Operating loss	(7,952,968)	(5,090,820)

Other (income)/expenses:
Other income	(362,003)	-
Interest expense	66,334	265,180
Foreign exchange (gain) loss	(12,480)	20,729

Net loss	(7,644,819)	(5,376,729)
Other comprehensive loss:
Foreign currency translation adjustments	(72,434)	(45,465)

Comprehensive loss	$(7,717,253)	$(5,422,194)

Net loss per share, basic and diluted	$(0.36)	$(0.36)

Weighted-average common shares outstanding, basic and diluted	21,053,937	14,979,018

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2021

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Shares	Amount	Equity
Balance at December 31, 2020	19,510,029	$1,959	$52,648,471	$(183,169)	$(40,108,708)	75,000	$(8)	$12,358,545
Issuance of common stock under Regulation A offering, net of issuance costs	2,258,752	225	12,834,834					12,835,059
Issuance of common stock under Regulation D offering	37,500	4	299,996					300,000
Issuance of common stock upon conversion of related party loan	250,000	25	499,975					500,000
Issuance of restricted common stock under equity incentive plan	3,000	-	-					-
Stock-based compensation expense			1,860,517					1,860,517
Net loss and comprehensive loss				(72,434)	(7,644,819)			(7,717,253)
Balance at June 30, 2021	22,059,281	$2,213	$68,143,793	$(255,603)	$(47,753,527)	75,000	$(8)	$20,136,868

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2020

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Shares	Amount	Deficit

Balance at December 31, 2019	14,417,085	$1,449	$22,546,309	$(38,724)	$(27,684,086)	75,000	$(8)	$(5,175,060)
Issuance of common stock under Regulation A offering, net of issuance costs	1,393,626	139	7,916,431					7,916,570
Issuance of common stock for services	100,000	10	599,990					600,000
Issuance of restricted common stock under equity incentive plan	15,000	2	(2)					-
Stock-based compensation expense			310,048					310,048
Net loss and comprehensive loss				(45,465)	(5,376,729)			(5,422,194)
Balance at June 30, 2020	15,925,711	$1,600	$31,372,776	$(84,189)	$(33,060,815)	75,000	$(8)	$(1,770,636)

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Operating activities
Net loss	$(7,644,819)	$(5,376,729)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,503	13,211
Stock-based compensation	1,860,517	910,048
Gain on forgiveness of PPP Loan and accrued interest payable	(294,603)	-
Changes in operating assets and liabilities:
Incentive and other tax receivables	(177,624)	1,148,697
Other current assets	(447,656)	(333,376)
Other noncurrent assets	1,545	-
Accounts payable	256,500	(1,110,677)
Accrued expenses	(190,333)	8,505
Accrued interest payable	(95,080)	(138,003)
Net cash used in operating activities	(6,722,050)	(4,878,324)

Investing activities
Net cash used in investing activities	-	-

Financing activities
Issuance of common stock	13,852,511	8,361,756
Deposits held in escrow	(2,654,175)	1,203,617
Funds received under loans payable	-	1,087,373
Funds repaid under loans payable	-	(795,221)
Funds repaid under related party loan	(2,319,771)	-
Stock issuance costs	(813,471)	(401,947)
Net cash provided by financing activities	8,065,094	9,455,578
Effect of exchange rate changes on cash	(72,434)	(45,465)

Net increase in cash, cash equivalents, and restricted cash	1,270,610	4,531,789
Cash, cash equivalents, and restricted cash at beginning of period	19,789,730	983,261
Cash, cash equivalents, and restricted cash at end of period	$21,060,340	$5,515,050

Supplemental disclosure of cash flow information:
Interest paid to related party	$161,415	$350,000
Interest paid on loans payable	$-	$42,597

Non-cash investing and financing activities:
Conversion of related party loan to common stock	$500,000	$-
Gain on forgiveness of PPP loan and accrued interest payable	$294,603	$-
Deferred stock issuance costs in accounts payable and accrued expenses	$-	$60,194

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business

Emerald Health Pharmaceuticals Inc. (EHP, or the Company) was incorporated in the state of Delaware in March 2017. The Company is a clinical stage pharmaceutical company, formed to acquire, discover, develop and commercialize drug candidates based on patented new chemical entities (NCEs) with a unique mechanism of action, to treat diseases with unmet medical needs, including, neurodegenerative, autoimmune, and other diseases. The Company is currently developing two initial therapeutic product candidates that together target four initial diseases, multiple sclerosis (MS), systemic sclerosis (SSc), a severe form of scleroderma, Parkinson’s disease (PD) and Huntington’s disease (HD).

The Company acquired certain intellectual property from Emerald Health Biotechnology España, S.L.U. (EHBE), formerly known as VivaCell Biotechnology España S.L. During the year ended December 31, 2018, EHBE became a wholly owned subsidiary of Emerald Health Research Inc. (EHR) which is a wholly owned subsidiary of Emerald Health Sciences Inc. (EHS). EHS is also a significant, and previously majority, stockholder of EHP. EHP has no ownership or voting rights related to EHBE. See Note 7.

The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with FDA and other government regulations. If the Company does not successfully commercialize any product candidates, it will be unable to generate recurring product revenue or achieve profitability.

The global COVID-19 situation has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. The ultimate effects of COVID-19 on the Company’s business, operations and financial condition are unknown at this time. To date, the enrollment rate in the Company’s Phase 2a clinical trial has been affected. However, the extent to which COVID-19 impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain it or treat its impact, among others.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses and recurring cash outflows from operations since inception and has an accumulated deficit of $47,753,527 as of June 30, 2021. The Company has funded operations primarily with the proceeds from a revolving loan (which terminated in June of 2021) and advances of expenditures paid for on our behalf by our significant (former majority) stockholder, EHS, and the proceeds raised in our Regulation A, Tier 2 offering that commenced in 2019 and terminated in March of 2021. See Note 3 and Note 6.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP) and in accordance with the instructions to Form 1-SA and Regulation S-X. As permitted under these rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. The Company has made estimates and judgments affecting the amounts reported in the condensed consolidated financial statements and the accompanying notes. The actual results experienced by the Company may differ materially from our estimates. The financial information is unaudited but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the year ended December 31, 2021 or any future periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the Company’s Annual Report on Form 1-K filed with the Securities and Exchange Commission (the SEC) on April 30, 2021.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Emerald Health Pharmaceuticals Australia Pty Ltd. (EHP Australia) and Emerald Health Pharmaceuticals, España Sociedad Limitada (EHP España). EHP Australia’s functional currency, the Australian dollar, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. EHP España’s functional currency, the Euro, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted cash consists of cash held in an escrow account, received as deposits from potential investors towards purchases of common stock under the Offering which have not yet been fully consummated as of the balance sheet date, as described in Note 4.

Incentive and Tax Receivables

The Company’s subsidiary, EHP Australia, is incorporated in Australia and is eligible to participate in an Australian research and development tax incentive program. As part of this program, EHP Australia is eligible to receive a cash refund from the Australian Taxation Office (ATO) for a percentage (currently 43.5%) of the research and development costs incurred by EHP Australia. The cash refund is available to eligible companies with an annual aggregate revenue of less than $AU20.0 million (Australian Dollars) during the reimbursable period. As of June 30, 2021 and December 31, 2020, the Company’s estimate of the amount of cash refunds expected to be received for eligible spending as part of this incentive program was $0.7 million and $0.5 million, respectively, which amounts are included in incentive and other tax receivables.

In addition, EHP Australia incurs Goods and Services Tax (GST) on services provided by Australian vendors. As an Australian entity, EHP Australia is entitled to a quarterly refund of the GST incurred during the previous quarter. The Company’s estimate of the amount of cash refund expected to be received related to GST incurred as of June 30, 2021 and December 31, 2020, was $244 and $46,816, respectively, which amounts are included in incentive and other tax receivables.

Research and Development

Research and development costs are charged to expense as incurred and consist primarily of contract research fees, contract manufacturing costs, consultant fees, preclinical studies, clinical trials and related costs, compensation and related benefits, and non-cash stock-based compensation. At the end of each reporting period, the Company compares the payments made to its vendors, clinical research organizations and consultants to the estimated progress towards completion of the related project. Factors that the Company considers in preparing these estimates include the number of patients enrolled in studies, milestones achieved, and other criteria related to the efforts of its vendors. These estimates will be subject to change as additional information becomes available. Depending on the timing of payments to vendors and estimated services provided, the Company will record net prepaid or accrued expenses related to these costs. Research and development expenses are recorded net of expected refunds of eligible research and development costs paid pursuant to the Australian research and development tax incentive program and GST incurred on services provided by Australian vendors.

Business Segments

The Company operates within the United States, Europe, and Australia, in one business segment, which is dedicated to research and development of drug candidates based on patented synthetic NCEs with a unique mechanism of action, to treat diseases with unmet medical needs.

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Forfeitures are accounted for as they occur. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. See Note 5.

Net Loss per Share

The Company computes basic net loss per common share by dividing the applicable net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus additional shares to account for the dilutive effect of potential future issuances of common stock relating to stock options and other potentially dilutive securities using the treasury stock method. For the six months ended June 30, 2021 and 2020, there were 3,531,000 and 2,075,000 options, respectively, excluded from the computation of diluted earnings per share, as the effect would be anti-dilutive.

Comprehensive Loss

Comprehensive loss includes foreign currency translation adjustments related to the Company’s subsidiaries in Australia and Spain.

Significant Accounting Policies

There have been no changes to the significant accounting policies that were described in Note 2 to the 2020 Audited Financial Statements during the first six months of fiscal year 2021.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU No. 2016-02), which changes the presentation of assets and liabilities relating to leases. The core principle of ASU No. 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) (ASU No. 2019-10), which deferred the effective date of ASU No. 2016-02 for the Company from January 1, 2020 to January 1, 2021.

In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) (ASU No. 2020-05), which further deferred the effective date of ASU No. 2016-02 for the Company from January 1, 2021 to January 1, 2022. The Company is currently evaluating the impact of this new standard on its financial statements.

3. Related Party Transactions

Since inception, the Company has received advances from EHS to fund its operations. In September 2017, the Company and EHS entered a revolving loan agreement (Related Party Loan), which was amended in January 2018 and November 2019. Borrowings under the Related Party Loan were drawn down from time to time, and repaid by the Company in cash, or at the option of EHS, converted into shares of the Company at $2.00 per share, or at a price to be equally agreed to between EHS and the Company (Conversion Feature). In November 2019, the Related Party Loan was amended to reduce the interest rate from 12% to 10%, compounded semiannually. The Related Party Loan was payable upon demand and had no expiration date.

During the six months ended June 30, 2021, the outstanding balance under the Related Party Loan was settled in full, and the Related Party Loan was terminated effective June 1, 2021, pursuant to a Loan Termination Agreement between the Company and EHS. In total, EHS advanced approximately $11.3 million to the Company under the Related Party Loan. The Company repaid approximately $3.1 million of the total advanced by EHS in cash, of which approximately $2.3 million was repaid during the six months ended June 30, 2021, and approximately $5.2 million was offset through cashless discharges (described below). The remaining $3.0 million was converted into 1.5 million shares of the Company’s common stock at a conversion price of $2.00 per share, of which $0.5 million was converted into 250,000 shares of the Company’s common stock during the six months ended June 30, 2021. A total of approximately $2.2 million of interest expense was incurred (excluding a non-cash charge of approximately $1.4 million recorded during the year ended December 31, 2019 related to accretion of the beneficial Conversion Feature) under the Related Party Loan, of which approximately $0.1 million was incurred during the six months ended June 30, 2021. Approximately $2.0 million of the total interest expense was paid to EHS in cash, of which approximately $0.2 million was paid during the six months ended June 30, 2021, and approximately $0.2 million was offset through a cashless discharge during the year ended December 31, 2019. The Company does not have any remaining obligations to EHS under the Related Party Loan as of June 30, 2021.

The Conversion Feature of the loan agreement is not considered an embedded derivative under FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, since there are no provisions for net settlement nor is there a means for EHS to receive an asset that puts EHS in a position not substantially different from net settlement.

In May 2019, our Board of Directors authorized a funding arrangement with EHS (Related Party Note Receivable), which was amended in August 2019 and September 2019 to extend the repayment dates, pursuant to which we advanced funds to EHS in the form of interest bearing (12%) short term notes under a Promissory Note between EHS and EHP (the Promissory Note). Advances under the Promissory Note were originally due for repayment with accrued and unpaid interest three months from the date of the advance. A total of $5,000,000 was advanced and $178,933 accrued as interest receivable under the Related Party Note Receivable. During 2019, the Related Party Note Receivable was settled through cashless discharges against the unpaid principal and accrued interest payable balances, respectively, under the existing Related Party Loan with EHS.

During the six months ended June 30, 2020, the Company billed EHS for operating expenses amounting to $71,895 incurred by two entities which were subsidiaries of EHS.

On November 15, 2019, Dr. Avtar Dhillon resigned as Chairman of the Board of Directors. The Company and EHS concurrently entered into a Board Observer Agreement, whereby the Company granted to EHS the right to designate an observer on the Board of Directors for so long as EHS maintains ownership of any securities of the Company.

In December 2019, the Board of Directors approved an Independent Contractor Services Agreement between the Company and Dr. Dhillon, to provide corporate advisory services to the Company in exchange for a monthly fee of $10,000 (the “Agreement”). The Agreement had an initial term of one year and renewed automatically thereafter unless terminated earlier by either party. On September 23, 2021, the Company was provided 30-day written notice from Dr. Dhillon, terminating the Agreement without cause, effective October 23, 2021. During the six months ended June 30, 2021, the Company paid $50,000 under the Agreement, and as of June 30, 2021, $10,000 is due and payable, which is recorded within accrued expenses.

4. Common Stock

On March 2, 2017, the Company issued 9,000,000 shares of common stock at $0.0001 per share to EHS for proceeds of $900. An additional 1,000,000 shares were issued to the founders of the Company for total proceeds of $100. The shares issued to founders vested 25% on the date of issuance and vested 25% annually thereafter until fully vested.

In January 2018, the Company filed a Certificate of Amendment of the Certificate of Incorporation which increased the number of authorized shares that the Company can issue from 20,000,000 to 100,000,000 shares of common stock with a par value of $0.0001 per share.

In October 2018, the Company exercised its option to repurchase 75,000 unvested shares from a founding member, which are currently held by the Company as treasury stock.

In June 2019, the Company issued 1,250,000 additional shares of common stock to EHS in accordance with a written notice received from EHS in April 2019, for the conversion of $2,500,000 of the unpaid principal balance under the Related Party Loan at a conversion price of $2.00 per share. See Note 3.

During the year ended December 31, 2019, the Company sold 65,700 shares of common stock at $5.00 per share for gross proceeds of $328,500, less issuance costs of $51,776 in an exempt offshore offering under Regulation S under the Securities Act.

From March 2019 through March 2020, the Company sold shares of common stock under a Tier 2 offering (the Regulation A Offering) pursuant to Regulation A (Regulation A+) under the Securities Act. The Regulation A Offering was qualified by the SEC in March 2018 with subsequent post-qualification offering circular amendments qualified by the SEC in June 2019, and November 2020. The Company closed and terminated the Regulation A Offering effective March 28, 2021. During the six months ended June 30, 2021, the Company sold 2,258,752 shares of common stock under the Offering, for gross proceeds of $13.6 million, less issuance costs incurred of $0.7 million; and during the six months ended June 30, 2020, the Company sold 1,393,626 shares of common stock under the Offering, for gross proceeds of $8.4 million, less issuance costs of $0.5 million.

Subsequent to June 30, 2021, the Company has completed the processing of the remaining sales under its Regulation A Offering which were still in process as of June 30, 2021, amounting to 14,695 additional shares of common stock at $6.00 per share, for gross proceeds of approximately $0.1 million. In total, from the commencement of the sale of shares pursuant to the Regulation A Offering in March 2019 through the closing and termination of the Regulation A Offering on March 28, 2021, the Company sold an aggregate of 10,422,776 shares of common stock pursuant to the Regulation A Offering for gross proceeds of approximately $60 million.

The Company entered into a Broker-Dealer Agreement with Dalmore Group, LLC (Dalmore), a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA), in June 2019 to perform administrative, compliance and placement agent related functions in connection with the Offering. Pursuant to this agreement, the Company paid Dalmore $28,000 in one-time set up fees, consisting of a $20,000 agreement fee and $8,000 for fees paid to FINRA, plus 1.0% commission on the sale of common stock under the Offering, commencing with sales following regulatory approval by FINRA, which occurred on July 25, 2019. As of June 30, 2021, the Company has paid a total of approximately $0.5 million to Dalmore related to commission on the sale of common stock under the Offering.

In July 2019, the Company entered into an Escrow Services Agreement with Prime Trust, LLC. Under this agreement, the proceeds received from the Offering are deposited into an escrow account prior to distribution to the Company. As of June 30, 2021, the balance of the escrow account was $98,715 consisting of deposits received from prospective investors towards purchases of common stock under the Offering, which are still in process. The balance has been recorded as restricted cash, offset by deposits held in escrow liability.

In June 2020, the Company issued 100,000 shares of common stock to a consultant as payment for services. At the time of issuance, the Company recognized $600,000 of stock-based compensation expense, of which $300,000 was for research and development and $300,000 was for general and administrative services.

During the six months ended June 30, 2021 and 2020, the Company issued 3,000 shares and 15,000 shares, respectively, of restricted common stock under the Plan (as defined below), to consultants as payment for services.

In July 2020, the Company entered into a consulting agreement with a third party to provide business advisory services in connection with strategic development and private financing matters. Pursuant to this agreement, during the six months ended June 30, 2021, the Company incurred and paid consulting fees of $0.4 million which were recorded as stock issuance costs within equity. The agreement expired on March 31, 2021.

In April 2021, the Company issued 250,000 shares of common stock to EHS in accordance with a written notice received from EHS, for the conversion of $500,000 of the unpaid principal balance under the Related Party Loan at a conversion price of $2.00 per share. See Note 3.

In June 2021, the Company sold 37,500 shares of common stock at $8.00 per share for gross proceeds of $300,000, in a private placement offering under Regulation D under the Securities Act.

5. Equity Incentive Plan

In January 2018, the Company adopted the 2018 Equity Incentive Plan, which was amended on December 13, 2018 and August 12, 2020 (the Plan). On August 12, 2020, the Company adopted an amendment to the Plan which increased the number of shares of Common Stock authorized to be issued under the Plan to equal 18% of the number of issued and outstanding shares of common stock of the Company as of the applicable date of issuance. As of June 30, 2021, there were 3,970,670 shares of Common Stock reserved for issuance pursuant to awards under the Plan. As of June 30, 2021, there were 416,670 shares available to grant under the Plan.

The Plan provides incentives to eligible employees, consultants, officers, and directors in the form of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other rights or benefits. Recipients of stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. Vesting schedules are determined by the Board of Directors.

The following table summarizes stock-based compensation expense related to stock options granted to employees and nonemployees included in the condensed consolidated statements of operations as follows:

	Six Months Ended June 30,
	2021	2020
Research and development	$843,243	$92,430
General and administrative	1,017,274	217,618
Total	$1,860,517	$310,048

Stock Options

During the six months ended June 30, 2021, there were 668,500 stock options granted to employees and non-employees. There were no stock options granted during the six months ended June 30, 2020.

As of June 30, 2021, unrecognized stock-based compensation expense for employee and non-employee stock options was approximately $3.8 million, which the Company expects to recognize over a weighted-average remaining period of 2.2 years, assuming all unvested options become fully vested.

The Company uses a Black-Scholes option-pricing model to value the Company’s option awards. Using this option-pricing model, the fair value of each employee and non-employee award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. In general, the option awards vest partially upfront and then pro-rata annually thereafter. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method”. The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

Restricted Stock

During the six months ended June 30, 2021 and 2020, there were 3,000 shares and 15,000 shares, respectively, of restricted common stock issued under the Plan to non-employees, with vesting periods ranging from two to six months. The Company recognized $18,000 of stock-based compensation expense for restricted stock during the six months ended June 30, 2021.

6. Commitments and Contingencies

On May 1, 2018, the Company entered into a two-year non-cancelable building lease for its corporate headquarters in San Diego, California. Effective August 15, 2019, the lease was amended to include additional space at the existing premises and to extend the term of the original lease through August 31, 2022. Under the lease, the Company pays a base rent of $21,238 per month through August 31, 2021, after which time the base rent will increase to $21,852 per month for the remaining lease term. The Company has paid a $41,503 security deposit related to the lease, which is recorded within other current assets.

Future minimum payments under the non-cancelable operating lease as of June 30, 2021 were as follows:

2021	$129,885
2022	174,818
Total	$304,703

In July 2020, the company entered into an agreement to sublease a portion of its existing non-cancelable building lease to a tenant, effective August 1, 2020, and continuing through August 31, 2022. The Company paid commissions of $7,000 related to the execution of the sublease and was expected to incur future losses of approximately $55,000 in conjunction with the sublease. EHS agreed to reimburse the Company for the commission fee and future expected losses, which were offset against the Related Party Loan as of December 31, 2020.

Loans payable

In January 2020, EHP Australia entered into a loan agreement with Rocking Horse Nominees Pty Ltd (Rocking Horse), whereby Rocking Horse advanced $AU1.2 million (approximately $0.8 million) to EHP Australia. The loan was secured by the tax incentive refund anticipated to be received during 2020 for eligible spending incurred under the Australian research and development tax incentive program during 2019. The loan had an upfront establishment fee of 1.2% bearing interest at 1.25% per month compounded daily. Approximately $53,000 in interest expense was incurred under this loan during the six months ended June 30, 2020, and the loan was repaid in June 2020.

On April 22, 2020, the Company received loan proceeds of $292,152 from Silicon Valley Bank pursuant to the Paycheck Protection Program established as part of the Coronavirus Aid, Relief and Economic Security Act (PPP Loan). The PPP Loan, which is evidenced by a note dated April 21, 2020, bore interest at a rate of 1% per annum, and was expected to mature on April 21, 2022. On February 18, 2021, the PPP Loan, including accrued interest of $2,451, was forgiven in full by the lender. In accordance with ASC 405-20, Extinguishment of Liabilities, the income from the forgiveness of the amount borrowed and the accrued interest was recognized in the statement of operations in other income as a gain on the extinguishment of debt.

7. Intellectual Property Transfer and Research Agreements

In June 2017, upon the execution of the Intellectual Property Transfer Agreement (IPTA), EHP paid EHBE approximately $112,000 for the purchase of three United States patents, two Japanese patents, one European patent and fourteen pending patent applications covering two series of molecules containing derivatives of CBD and CBG. Future payments of up to 2.7 million Euro (approximately $3.2 million, based upon the exchange rate at June 30, 2021) per product are due upon completion of certain development milestones. As further consideration, the Company will pay EHBE a 2.5% royalty on all net revenues of any drug developed from the transferred compounds.

Concurrent with the execution of the IPTA, the Company signed a Research Agreement with EHBE for an initial term of five years. Under the terms of the Research Agreement, EHBE is providing research services under the Company’s direction for consideration of cost plus a standard mark-up. Thereafter, the agreement will renew for successive one-year terms and may be terminated by either party on the expiration of the original term or any renewal term by delivering written notice at least 90 days prior to expiration. During the six months ended June 30, 2021 and 2020, the Company recorded $74,196 and $63,386, respectively in research and development expense for services performed by EHBE under the Research Agreement. As of June 30, 2021 and December 31, 2020, $10,201 and $14,876, respectively, are included in accrued expenses, for amounts due to EHBE under the Research Agreement.

The Company performed a qualitative analysis to determine whether a variable interest in another entity represents a controlling financial interest in a variable interest entity. A controlling financial interest in a variable interest entity is characterized by having both the power to direct the most significant activities of the entity and the obligation to absorb losses or the right to receive benefits of the entity. Since EHP does not have voting control or other forms of control over the operations and decision making at EHBE, the Company determined that it does not have a variable interest in EHBE. This guidance requires on-going reassessments of variable interests based on changes in facts and circumstances. The Company continues to assess its variable interests and has determined that no significant changes have occurred as of September 28, 2021.

8. Balance Sheet Details

Other current assets consisted of the following:

	June 30, 2021	December 31, 2020
Prepaid contracts, expenses and deferred costs	$873,407	$644,876
Deposits	206,683	-
Other	62,011	49,569
Total	$1,142,101	$694,445

Property and equipment consisted of the following:

	June 30, 2021	December 31, 2020
Furniture and fixtures	$61,177	$62,228
Office equipment	19,480	19,480
Leasehold improvements	20,638	20,638
Property and equipment, gross	101,295	102,346
Accumulated depreciation	(75,730)	(67,277)
Property and equipment, net	$25,565	$35,069

Depreciation expense for the six months ended June 30, 2021 was $9,503.

Accrued expenses are comprised of the following:

	June 30, 2021	December 31, 2020
Research and development liabilities	$270,292	$49,290
Clinical trial related liabilities	1,118,737	941,993
Accrued payroll liabilities	624,630	1,180,751
Related party liabilities	20,201	14,876
Other liabilities	117,960	156,229
Total	$2,151,820	$2,343,139

9. Defined Contribution Plan

Effective January 1, 2018, the Company adopted a defined contribution savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is for the benefit of all qualifying employees and permits voluntary contributions by employees up to 100% of eligible compensation, subject to the Internal Revenue Service imposed maximum limits. The terms of the plan allow for discretionary employer contributions.

On January 1, 2020, the Company commenced a safe harbor contribution of 3% of each eligible employee’s gross earnings, subject to Internal Revenue Service limitations. Employer safe harbor contributions vest immediately.

Item 4. Exhibits

Exhibit No.	Description

2.1#	Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

2.2#	Certificate of Amendment of the Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

2.3§	Amended and Restated Bylaws of Emerald Health Pharmaceuticals Inc.

3.1+	Loan Agreement dated September 1, 2017 between the Company and Emerald Health Sciences Inc.

3.2+	Amendment Agreement dated January 26, 2018 between the Company and Emerald Health Sciences Inc.

3.3^	Amendment Agreement No. 2 dated November 15, 2019 between the Company and Emerald Health Sciences Inc.

3.4£	Loan Termination Agreement dated June 1, 2021 between the Company and Emerald Health Sciences Inc.

6.1+‡	Intellectual Property Transfer Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

6.2+‡	Collaborative Research Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

6.3+	Form of Indemnification Agreement for officers and directors

6.4*	2018 Equity Incentive Plan of the Company (as Amended and Restated)

6.5α	Form of Executive Employment Agreement

6.6α	Broker-Dealer Agreement dated June 20, 2019, between the Company and the Dalmore Group LLC

6.7^	Board Observer Agreement Dated November 15, 2019 between the Company and Emerald Health Sciences Inc.

6.8∞	Independent Contractor Services Agreement dated December 1, 2019 between the Company and Dr. Avtar Dhillon

6.9±	Loan Agreement between the Company and Rocking Horse Nominees Pty Ltd

6.10π	Consulting Agreement dated June 3, 2020 between the Company and Sahil Beri

6.11π	Consulting Agreement dated June 15, 2020 between the Company and William Dreyer

6.12€	Lease Agreement dated April 18, 2019

6.13β	First Amendment to Lease Agreement dated July 14, 2019

6.14β	Amendment No. 2 to Emerald Health Pharmaceuticals Inc. 2018 Equity Incentive Plan

6.15β	Consulting Agreement dated July 31, 2020 between the Company and Beri Holdings

6.16€	Consulting Agreement dated August 1, 2020 between the Company and Mark Wegenka

#	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Draft Offering Statement and Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on January 29, 2018, as amended, and incorporated herein by reference.
+	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018, and incorporated herein by reference.

*	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 29, 2019, as amended, and incorporated herein by reference.
α	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Semiannual Report on Form 1-SA filed with the SEC on September 30, 2019 and incorporated herein by reference.
^	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Current Report on Form 1-U filed with the SEC on November 21, 2019 and incorporated herein by reference.
∞	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Current Report on Form 1-U filed with the SEC on December 9, 2019 and incorporated herein by reference.
±	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Annual Report on Form 1-K filed with the SEC on April 28, 2020 and incorporated herein by reference.
π	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on July 10, 2020 and incorporated herein by reference.
β	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Semiannual Report on Form 1-SA filed with the SEC on September 28, 2020 and incorporated herein by reference.
€	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC on November 6, 2020 and incorporated herein by reference.
§	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Annual Report on Form 1-K filed with the SEC on April 30, 2021 and incorporated herein by reference.
£	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Offering Circular on Form 1-A filed with the SEC on July 26, 2021, and incorporated herein by reference.

‡	Portions of this exhibit containing confidential information have been omitted pursuant to a request for confidential treatment filed with the SEC pursuant to Rule 406 under the Securities Act. Confidential information has been omitted from the exhibit in places marked “[*****]” and has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Pharmaceuticals Inc.

By:	/s/ James M. DeMesa
Name: James M. DeMesa, M.D.
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ James M. DeMesa	Date: September 28, 2021
Name: James M. DeMesa, M.D. Title: Chief Executive Officer (Principal Executive Officer)

/s/ Lisa Sanford	Date: September 28, 2021
Name: Lisa Sanford Title: Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)